UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*


                            Central Newspapers, Inc.
                                (Name of Issuer)


                     Class A Common Stock, without par value
                         (Title of Class of Securities)


                                    154647101
                                 (CUSIP Number)

                                 April 30, 1998
             (Date of Event Which Requires Filing of this Statement)

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G



CUSIP No. 154647101                                          Page  2  of 5 Pages
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON                           Louis A. Weil, III
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION              United States of America
--------------------------------------------------------------------------------

       NUMBER OF       5     SOLE VOTING POWER                144,333
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      6     SHARED VOTING POWER            2,290,750
       OWNED BY        ---------------------------------------------------------
         EACH          7     SOLE DISPOSITIVE POWER           144,333
       REPORTING       ---------------------------------------------------------
        PERSON         8     SHARED DISPOSITIVE POWER       2,290,750
         WITH          ---------------------------------------------------------

--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  2,435,083 (1)
--------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES                                          |_|
--------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                    11.0% (2)
--------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON
                                       IN

--------------------------------------------------------------------------------

(1) Includes currently exercisable options to acquire 127,833 shares of Class A Common Stock and assumes conversion into 2,290,750 shares of Class A Common Stock of 22,907,500 shares of Class B Common Stock held by the Eugene C. Pulliam Trust. Louis A. Weil, III is deemed a beneficial owner of shares held by the Eugene C. Pulliam Trust because of his appointment on April 30, 1998 as one of three Trustees of the Eugene C. Pulliam Trust. Mr. Weil has no pecuniary interest in the Trust.

(2) Pursuant to the Issuer's Annual Report on Form 10-K for the period ended December 28, 1997, 22,091,159 shares of Class A Common Stock were outstanding as of February 27, 1998.

Item 1.

(a)      Central Newspapers, Inc.

(b)      200 East Van Buren Street
         Phoenix, Arizona 85004

Item 2.

(a)      Louis A. Weil, III

(b)      200 East Van Buren Street
         Phoenix, Arizona 85004

(c)      United States of America

(d)      Class A Common Stock, without par value

(e)      154647101

Item 3. If this statement is filed pursuant to ss.240.13d-1(c), check this box. [x]

Item 4.  Ownership

(a)      Amount beneficially owned:         2,435,083 (1)

(b)      Percent of class:                       11.0% (2)


--------

(1) Includes currently exercisable options to acquire 127,833 shares of Class A Common Stock and assumes conversion into 2,290,750 shares of Class A Common Stock of 22,907,500 shares of Class B Common Stock held by the Eugene C. Pulliam Trust. Louis A. Weil, III is deemed a beneficial owner of shares held by the Eugene C. Pulliam Trust because of his appointment on April 30, 1998 as one of three Trustees of the Eugene C. Pulliam Trust. Mr. Weil has no pecuniary interest in the Trust.

(2) Pursuant to the Issuer's Annual Report on Form 10-K for the period ended December 28, 1997, 22,091,159 shares of Class A Common Stock were outstanding as of February 27, 1998.

(c)      Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote              144,333(3)
         (ii)   Shared power to vote or to direct the vote          2,290,750(3)
         (iii)  Sole power to dispose or to direct
                  the disposition of                                  144,333
         (iv)   Shared power to dispose or to direct
                  the disposition of                                2,290,750


Item 5.  Ownership of Five Percent or Less of a Class

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to the terms of the Eugene C. Pulliam Trust, all dividends paid with respect to the Class B Common Stock owned by the trust will be paid to those descendants of Eugene C. Pulliam who are living at the time the trust receives such dividends. Louis A. Weil, III is not a descendant of Eugene C. Pulliam.

The other trustees of the Eugene C. Pulliam  Trust,  Eugene S. Pulliam and Frank
E. Russell, also have the right to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer held in the trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.   Identification and Classification of Member of the Group

          N/A

Item 9.   Notice of Dissolution of Group

          N/A
--------

(3) Calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.

Item 10.          Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         Date May 8, 1998
                                              ------------------------------

                                             /s/ Louis A. Weil, III
                                             -------------------------------
                                             Louis A. Weil, III